Exhibit 12.1

Ratio of Earnings to Fixed Charges

The following table sets forth our ratios of consolidated earnings to fixed charges for the periods presented:

	Year Ended December 31,					Nine Months Ended September 30, 2011
	2006	2007	2008	2009	2010
	(in thousands, except ratios)
	(unaudited)
Income before income taxes	$306,354	$215,759	$(828,482)	$(262,030)	$129,793	$195,593
Add: Fixed charges	30,561	62,438	54,213	46,974	43,304	37,056
Add: Amortization of capitalized interest	689	1,265	1,273	2,667	1,353	676
Less: Capitalized interest	(13,238)	(25,100)	(19,292)	(6,662)	(5,395)	(6,654)

Earnings before fixed charges	$324,366	$254,362	$(792,288)	$(219,051)	$169,055	$226,671

Fixed charges:
Interest expense, net of capitalized interest	$17,180	$37,088	$34,709	$40,087	$37,706	$30,259
Capitalized interest	13,238	25,100	19,292	6,662	5,395	6,654
Portion of rental expense representative of an interest factor	143	250	212	225	203	143

Total fixed charges	$30,561	$62,438	$54,213	$46,974	$43,304	$37,056

Ratio of earnings to fixed charges	10.6	4.1	— (1)	— (2)	3.9	6.1

(1)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 by $846.5 million. Earnings for the year ended December 31, 2008 included an impairment write down of $1,182.8 million.
(2)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2009 by $266.0 million. Earnings for the year ended December 31, 2009 included an impairment write down of $218.9 million.